UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Societal CDMO, Inc.

(Name of Subject Company)

Societal CDMO, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

75629F109

(CUSIP Number of Class of Securities)

Jeffrey Edwards

President

Societal CDMO, Inc.

1 E. Uwchlan Ave, Suite 112,

Exton, Pennsylvania 19341

(770) 534-8239

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gerald F. Roach

Byron B. Kirkland

Heyward D. Armstrong

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27609

Telephone: (919) 821-6668

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024 (as amended and supplemented on March 18, 2024 and April 1, 2024 and together with any exhibits and annexes attached hereto, the “Schedule 14D-9”).

The Schedule 14D-9 relates to a tender offer by Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding shares of SCTL common stock, par value $0.01 per share (the “Shares”), at a purchase price of $1.10 per Share, in cash, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as amended and supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 11, 2024 (as amended and supplemented on March 18, 2024 and April 1, 2024, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection shall be added before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Final Results of the Offer

The Offer and withdrawal rights expired one minute following 11:59 p.m., Eastern Time, on April 5, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), that, as of the Expiration Time, a total of 102,588,622 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing, as of the Expiration Time, approximately 92.8% of the issued and outstanding Shares. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been irrevocably accepted for payment by the Purchaser. Purchaser will promptly pay for all Shares accepted pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the shareholders of SCTL in accordance with Section 321(f) of the PBCL and accordingly, the Merger was completed on April 8, 2024. At the Effective Time, each Share (other than Excluded Shares) was automatically converted into the right to receive the Offer Price, without interest less any applicable tax withholding.

As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of SCTL’s reporting obligations under the Exchange Act as promptly as practicable.

On April 8, 2024, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS

Item 9	of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Parent, dated April 8, 2024 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

Societal CDMO, Inc.

By:	/s/ Jeffrey Edwards
Name:	Jeffrey Edwards
Title:	President